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                            October 20, 2022

       Jie Liu
       Chief Executive Officer
       Hongli Group Inc.
       Beisanli Street, Economic Development Zone
       Changle County, Weifang
       Shandong, China 262400

                                                        Re: Hongli Group Inc.
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed October 14,
2022
                                                            File No. 333-261945

       Dear Jie Liu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2022 letter.

       Amendment No. 9 to Registration Statement on Form F-1 filed October 14, 2022

       Note 2 - Significant Accounting Policies
       Revision of Cash Flow Presentation, page F-45

   1. We note your revised disclosures in response to prior comment 2. Please provide us with a detailed SAB 99
analysis supporting your conclusion that the errors in your statements of cash flows are not
material in either period. Alternatively, revise to label the appropriate columns of
the financial statements as "restated" and have your independent auditor revise its
report to reference the restatement consistent with paragraph 18e of
                                                        PCAOB Auditing Standard
3101. Also, remove any reference to an "immaterial"
                                                        misstatement.
 Jie Liu
Hongli Group Inc.
October 20, 2022
Page 2

        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameJie Liu
                                                          Division of
Corporation Finance
Comapany NameHongli Group Inc.
                                                          Office of Technology
October 20, 2022 Page 2
cc:       Arila Zhou, Esq.
FirstName LastName